January 30, 2020

Fabian G. Deneault
Chairman and President
Digital Development Partners, Inc.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

       Re: Digital Development Partners, Inc.
           Current Report on Form 8-K
           Filed January 7, 2020
           File No. 0-52828

Dear Mr. Deneault:

       We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K filed January 7, 2020

Form 10 Information, page 1

1.     We note that you have included a section in your Form 8-K captioned
"Form 10
       Information." However, it does not appear that you have included a discussion on
       Management's Discussion and Analysis which complies with Item 303 of Regulation S-K and is required by Item 2 of Form 10. Please revise.
2. Under the caption "Recent Sales of Unregistered Securities," please provide disclosure required by Item 10 of Form 10 relating to all securities that you sold within the past three years which were not registered under the Securities Act. See also Item 701 of Regulation
       S-K.
3. It appears that you did not include all the documents that must be filed as exhibits to a
       Form 10. For example, you did not file your articles of incorporation or bylaws. See Instruction 1 to the exhibit table of Item 601 of Regulation
S-K. Please
 Fabian G. Deneault
FirstName LastNameFabian G.Inc.
Digital Development Partners, Deneault
Comapany NameDigital Development Partners, Inc.
January 30, 2020
Page 2
January 30, 2020 Page 2
FirstName LastName
         revise or advise
Impending Corporate Name Change, page 2

4. Please file as an exhibit the amendment to your articles of incorporation effecting the change of your corporate name from Digital Development Partners, Inc. to Black Bird
         Potentials Inc.
Distribution, page 6

5. Disclosure in "Note H- Distribution Agreements" to the financial statements on page F-6 indicates that you entered into separate distribution agreements in July 2019 and
         September 2019 relating to your Grizzly Creek Naturals CBD products. Please advise what consideration you have given to filing the separate distribution agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. Market Information, page 14

6. Please disclose that your common stock is quoted in the OTC Pink marketplace of OTC
         Link. Additionally, please provide that disclosure in the risk factor "It is possible that our common stock will continue to be thinly traded and its market price highly volatile" on page 12.
Unaudited Financial Statements for the nine months ended September 30, 2019, page F-1

7. We note that you do not appear to include a statement of stockholders' equity in your unaudited financial statements for the nine months ended September 30, 2019. As required by Rule 8-03(a)(5) of Regulation S-X, your interim financial statements should include an analysis of the changes in each caption of stockholders' equity in a note or separate statement. This should be for the current and comparative year-to-date periods with subtotals for each interim period. Please revise.
Independent Auditors' Report, page F-8

8. We note that Cashuk, Wiseman, Goldberg, Birnbaum and Salem, LLP is not currently registered with the PCAOB. As such, you may not include an audit report or consent from this firm in your filings until their registration process is complete. Please amend your Form 8-K filed on January 7, 2020 to include financial statements for Black Bird
         Potentials Inc. that have been audited by a PCAOB registered firm. In addition, the audit should be conducted in accordance with the standards of the PCAOB, and the report should comply with the updated PCAOB auditor reporting standard as outlined in AS
         3101.
Pro Forma Statement of Income, page F-17

9. We note that your pro forma statement of income on page F-17 reflects the interim period ended September 30, 2019, assuming the acquisition occurred on January 1, 2019. Please
 Fabian G. Deneault
Digital Development Partners, Inc.
January 30, 2020
Page 3
         revise to include a pro forma statement of income that reflects the combined operations of the entities for the latest fiscal year as well as the 2019 interim period. Please see Item
         9.01(b) of Form 8-K and Rule 8-05 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        You may contact Claire Erlanger, Staff Accountant, at (202) 551-3301 or Melissa
Gilmore, Staff Accountant, at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



FirstName LastNameFabian G. Deneault                          Sincerely,
Comapany NameDigital Development Partners, Inc.
                                                              Division of
Corporation Finance
January 30, 2020 Page 3                                       Office of
Manufacturing
FirstName LastName